August 23, 2024

Michael Winston
Chief Executive Officer
Jet.AI Inc.
10845 Griffith Peak Dr.
Suite 200
Las Vegas, NV 89135

       Re: Jet.AI Inc.
           Registration Statement on Form S-3
           Filed August 15, 2024
           File No. 333-281578
Dear Michael Winston:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cheryl Brown at 202-551-3905 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Kate Bechen